                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC







                    Under the Securities Exchange Act of 1934

                            PENN VIRGINIA CORPORATION
                                (Name of Issuer)


                          Common Stock, $6.25 par value
                         (Title of Class of Securities)

                                    707882106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                UPON EXAMINATION
                             OF THE ISSUER'S LATEST
                        FILING ON FORM 10Q FOR THE PERIOD
                              ENDED MARCH 31, 1998
             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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Page 3


                                  SCHEDULE 13D

CUSIP NO. 707882106                               Page _____ of ______ Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Tweedy, Browne Company LLC ("TBC")

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOPSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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                    7.   SOLE VOTING POWER TBC has sole voting power with
                         respect to 412,788 shares held in certain TBC
     NUMBER OF           Accounts (as hereinafter defined). Additionally,
                         certain of the general partners of TBC may be deemed
      SHARES             to have sole power to vote certain shares as more
                         fully set forth herein.
   BENEFICIALLY  ---------------------------------------------------------------
                    8.   SHARED VOTING POWER
     OWNED BY
                           0 shares
       EACH      ---------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    REPORTING              0 shares, except that certain of the general partners
                           of TBC may be deemed to have sole power to dispose of
     PERSON                certain shares as more fully set forth herein.
                 ---------------------------------------------------------------
      WITH         10.   SHARED DISPOSITIVE POWER
                           428,502 shares held in accounts of TBC
                           (as hereinafter defined)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,502 shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

          4.80%

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14.  TYPE OF REPORTING PERSON*

          BD, IA & 00

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

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PRELIMINARY NOTE


     The person filing this Amendment No. 1 is (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and dated April 22, 1997 ( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997. The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members").

     This Amendment No. 1 relates to the Common Stock, $6.25 par value (the "Common Stock"), of Penn Virginia Corporation (the "Company"), which, to the best knowledge of the person filing this Amendment No. 1, is a company organized under the laws of Virginia, with its principal executive offices at One Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, PA 19087.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 1 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 428,502 shares of Common Stock, which constitutes approximately 4.80% of the 8,921,666 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 428,502 shares, which constitutes approximately 4.80% of the 8,921,666 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 428,502 shares, which constitutes approximately 4.80% of the 8,921,666 shares of Common Stock outstanding.

     Except as described herein, to the best knowledge of TBC , no person who may be deemed to comprise a group with any of TBC, or any other person named in
Item 2 of the Statement, beneficially owns any shares of Common Stock.


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     (b)  TBC has investment discretion with respect to 428,502 shares of Common
Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 412,788 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 412,788 shares of Common Stock held in certain TBC Accounts.

     (c) During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:


REPORTING                          NO. OF SHARES          PRICE
PERSON              DATE           SOLD                   PER SHARE
TBC Accounts        04/20/98       2,090                  $29 1/8


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) TBC ceased to be the beneficial owner of more than 5% of the Common Stock on April 20, 1998.



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                                    SIGNATURE



     Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY LLC



                                        By /s/ Christopher H. Browne
                                           _______________________________
                                           Christopher H. Browne
                                           Member







Dated:   June 5, 1998